                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G


     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                         (Amendment No.   )*



                    Comstock Resources, Inc.
-------------------------------------------------------------------------------
                         (Name of Issuer)


                          Common Stock
-------------------------------------------------------------------------------
                  (Title of Class of Securities)


                            205768203
-------------------------------------------------------------------------------
                          (CUSIP Number)



Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



-----------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject too all other provisions of the Act (however, see the Notes).

                     (continued on the following pages(s))
                              Page 1 of 8 Pages

CUSIP NO. 205768203                       13G                 Page 2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           The TCW Group, Inc.  04-2254452

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /

                                                                        (b) /x/


3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada corporation


   NUMBER OF       5   SOLE VOTING POWER
    SHARES                                                            4,543,383
 BENEFICIALLY      6   SHARED VOTING POWER
  OWNED BY                                                                  -0-
    EACH           7   SOLE DISPOSITIVE POWER
  REPORTING                                                           4,543,383
   PERSON          8   SHARED DISPOSITIVE POWER
    WITH                                                                    -0-


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      4,543,383

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
                                                                            / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     26.4%(see response to Item 4)

12  TYPE OF REPORTING PERSON*
                             HC/CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 205768203                       13G                 Page 3 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert Day


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /

                                                                        (b) /x/


3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States Citizen


   NUMBER OF       5   SOLE VOTING POWER
    SHARES                                                            4,543,383
 BENEFICIALLY      6   SHARED VOTING POWER
  OWNED BY                                                                  -0-
    EACH           7   SOLE DISPOSITIVE POWER
  REPORTING                                                           4,543,383
   PERSON          8   SHARED DISPOSITIVE POWER
    WITH                                                                    -0-


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      4,543,383

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
                                                                            / /

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     26.4%(see response to Item 4)

12  TYPE OF REPORTING PERSON*7
                             HC/IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 8 Pages

Item 1(a).   Name of Issuer:

             Comstock Resources, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             5005 LBJ Freeway
             Suite 1000
             Dallas, TX 75244

Item 2(a).   Name of Persons Filing:
Item 2(b).   Address of Principal Business Office:
Item 2(c).   Citizenship:

             The TCW Group, Inc.
             865 South Figueroa Street
             Los Angeles, CA 90017
             (Nevada Corporation)

             Robert Day
             200 Park Avenue, Suite 2200
             New York, New York 10166
             (United States Citizen)

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             205768203

                                                              Page 5 of 8 Pages

Item 3.      If this statement is filed pursuant to Rules
             13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)   [ ]  Broker or Dealer registered under Section 15 of
                  the Act:

                      Not applicable

       (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act:

                      Not applicable

       (c)   [ ]  Insurance Company as defined in Section
                  3(a)(19) of the Act:

                      Not applicable

       (d)   [ ]  Investment Company registered under Section 8
                  of the Investment Company Act:

                      Not applicable

       (e)   [ ]  Investment Adviser registered under Section 203
                  of the Investment Advisers Act of 1940:

                      Not applicable

       (f)   [ ]  Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund (SEE 13d-1(b)(1)(ii)(F)):

                      Not applicable

       (g)   [X]  Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G) (SEE Item 7):

                      The TCW Group, Inc.
                      Robert Day (individual who may be deemed to
                          control The TCW Group, Inc. and other
                          holders of the Common Stock of the
                          issuer)

       (h)   [ ]  Group, in accordance with Rule
                  13d-1(b)(1)(ii)(H):

                      Not applicable.

                                                              Page 6 of 8 Pages

Item 4.      Ownership**

       THE TCW GROUP, INC.

             (a)  Amount beneficially owned: 4,543,383***

             (b)  Percent of class: 26.4%

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                         4,543,383

                  (ii)  Shared power to vote or to direct the
                  vote:   none.

                  (iii) Sole power to dispose or direct the disposition of: 4,543,383


     ROBERT DAY

          (a)  Amount beneficially owned: 4,543,383***

          (b)  Percent of class: 26.4%

          (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:
                            4,543,383

                  (ii)  Shared power to vote or to direct the
                  vote: none.

                  (iii) Sole power to dispose or direct the disposition of: 4,543,383

                  (iv) Shared power to dispose or to direct the disposition of: none.

--------------------------
** The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

*** Includes 1,500,000 shares of Common Stock issuable upon conversion of 600,000 shares of Convertible Preferred Series 1994 stock and 2,921,400 shares of Common Stock issuable upon conversion of 1,500,000 shares of Convertible Preferred Series 1995 stock.

                                                              Page 7 of 8 Pages

                  (iv) Shared power to dispose or to direct the disposition of: none.



Item 5.   Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Various persons other than as described in Item 4, including General Mills, Inc. and TCW Commingled Debt & Royalty Fund IVB, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Comstock Resources, Inc.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          SEE Exhibit A.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable. SEE Exhibits A and B.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                                              Page 8 of 8 Pages

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 27th day of February, 1996.


                              The TCW Group, Inc.



                              By: /s/ Mohan V. Phansalkar
                                  ------------------------
                                   Mohan V. Phansalkar
                                   Vice President


                              Robert Day



                              By: /s/ Mohan V. Phansalkar
                                  ------------------------
                                   Under Power of Attorney
                                   dated January 30, 1996,
                                   on File with Schedule 13G
                                   Amendment Number 1 for
                                   Matrix Service Co. dated
                                   January 30, 1996.